

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

September 2, 2008

Mr. Lawrence M. Higby
Chief Executive Officer
Apria Healthcare Group Inc.
26220 Enterprise Court
Lake Forest, CA 92630-8405

      Re: Apria Healthcare Group Inc.
              Schedule 14A
              File No. 001-14316
              Filed July 24, 2008
              Supplemental Response Letter
              August 11, 2008

Dear Mr. Higby:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General Comments</u>

1.   We note your statement that you intend to update and supplement certain disclosures in your definitive proxy in addition to the changes identified in your response letter dated August 11, 2008. We further note that the company has not filed its Form 10-Q for the quarter ended June 30, 2008. Please advise us of the company's anticipated timeline for the filing of its Form 10-Q and definitive proxy statement. We may have further comment.

<u>Opinion of Apria's Financial Advisor, page 27</u>

2.   We note your response to prior comment one from our letter dated July 24, 2008 and reissue it in part. Starting on page 30 the company presents several analyses and tables without describing how each analysis' results compare with the consideration offered to the company's shareholders. Please revise your existing disclosure to provide a brief narrative discussion explaining how the identified companies or amounts compare with Apria and the consideration offered to shareholders.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 at with other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

Cc: Jeffrey Le Sage
Fax: (213) 229-6504